UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kaival brands innovations group, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
483104105
(CUSIP Number)
Nirajkumar Patel 4460 Old Dixie Highway Grant, Florida 32949 (833) 452-4825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Kaival Holdings, LLC; IRS No. 83-3519785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000[1]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.31%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Because the reporting person could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of December 21, 2020, such shares have been included and were included for purposes of computing the percentage ownership.

2.	Based on 277,282,630 shares of common stock, par value $0.001 per share, outstanding as of December 21, 2020 plus the 300,000,000 shares of common stock issuable upon conversion of the Series A preferred stock.

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Nirajumar Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 350,210[1]
	8	Shared Voting Power – 504,000,000[2]
	9	Sole Dispositive Power – 305,210[1]
	10	Shared Dispositive Power – 504,000,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,305,2101,[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.36%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Does not include 2,700,000 shares of our common stock that are underlying a restricted stock unit award grant. The restricted stock units vest over a three-year period, with a portion vesting immediately on May 28, 2020, the grant date, and the remainder partially vesting every three months. Also does not include 6,000,000 shares of our common stock that are underlying a restricted stock unit award grant. The shares underlying the restricted stock unit grant only vests in the event of a change of control or if accumulated total gross revenues during the period beginning on March 9, 2020 and ending on October 31, 2023 exceed $1 billion.

2.	Because the reporting person could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of December 21, 2020, such shares have been included and were included for purposes of computing the percentage ownership.

3.	Based on 277,282,630 shares of common stock, par value $0.001 per share, outstanding as of December 21, 2020 plus the 300,000,000 shares of common stock issuable upon conversion of the Series A preferred stock.

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Eric Mosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 247,428[1]
	8	Shared Voting Power – 504,000,000[2]
	9	Sole Dispositive Power – 247,428[1]
	10	Shared Dispositive Power – 504,000,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,247,428[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.35%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Does not include 2,700,000 shares of our common stock that are underlying a restricted stock unit award grant. The restricted stock units vest over a three-year period, with a portion vesting immediately on May 28, 2020, the grant date, and the remainder partially vesting every three months. Also does not include 4,000,000 shares of our common stock that are underlying a restricted stock unit award grant. The shares underlying the restricted stock unit grant only vests in the event of a change of control or if accumulated total gross revenues during the period beginning on March 9, 2020 and ending on October 31, 2023 exceed $1 billion.

2.	Because the reporting person could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of December 21, 2020, such shares have been included and were included for purposes of computing the percentage ownership.

3.	Based on 277,282,630 shares of common stock, par value $0.001 per share, outstanding as of December 21 2020 plus the 300,000,000 shares of common stock issuable upon conversion of the Series A preferred stock.

CUSIP No. 483104105	SCHEDULE 13D

SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Kaival Holdings, LLC (“KH”), Nirajkumar Patel (“Patel”), and Eric Mosser (“Mosser”) on March 7, 2019. The Amendment No. 2 is being filed on behalf KH, Patel, and Mosser (collectively, the “Reporting Persons”). This Amendment No. 2 relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Kaival Brands Innovations Group, Inc., a Delaware corporation (the “Company”). Except as otherwise specified in this Amendment No. 2, all previous items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 relates to shares of Common Stock of the Company. The address of the Company’s principal executive offices is 4460 Old Dixie Highway, Grant, Florida 32949.

Item 2. Identity and Background.

(a) This Amendment No. 2 is being filed by (i) KH, (ii) Patel, the co-Manager of KH and one of its voting members, and (iii) Mosser, the co-Manager of KH and one of its voting members (KH, Patel, and Mosser are collectively referred to as the “Reporting Persons” and, each a “Reporting Person”).

(b) The principal business of KH is to invest in the Company. Patel is a voting member of KH and serves as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director. Patel also founded and serves as Chief Executive Officer and Chief Science Officer for various private companies in the CBD industry. Mosser is a voting member of KH and serves as the Company’s Chief Operating Officer, Secretary, and Director. Mosser also founded and serves as Chief Executive Officer of two private companies, one of which is in the electronic cigarettes and vaporizer industry and the other of which runs the internal and external operations for Patel’s companies.

(c) The address of the business office for each of the Reporting Persons is 4460 Old Dixie Highway, Grant, Florida 32949.

(d) During the last five (5) years, none of the Reporting Persons have been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) KH is a Delaware limited liability company. Patel and Mosser are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

This Amendment No. 2 is being filed to reflect the transactions discussed in Item 4 below. Patel and Mosser each used their personal funds to purchase shares of Common Stock of the Company in the market. Patel and Mosser did not pay any consideration for restricted stock unit awards, which were granted by the Company as incentive compensation.

Item 4. Purpose of Transaction.

On May 28, 2020, the Company granted to each of Patel and Mosser 3,000,000 restricted stock units (equivalent to 3,000,000 shares of the Common Stock). The restricted stock units vest over a three-year period, with a portion vesting immediately on the grant date, and the remainder partially vesting every three months. On May 28, 2020, 150,000 shares of the Common Stock vested under Patel’s and Mosser’s respective restricted stock unit awards. On August 5, 2020, another 150,000 shares of the Common Stock vested under Patel’s and Mosser’s respective restricted stock unit awards. In connection with the vesting of the shares on August 5, 2020, the Company withheld (i) 55,500 shares of the Common Stock to pay for taxes owed for Patel and (ii) 100,000 shares of the Common Stock to pay for taxes owed for Mosser.

Also, on May 28, 2020, the Company granted to (i) Patel 6,000,000 restricted stock units (equivalent to 6,000,000 shares of the Common Stock) and (ii) Mosser 4,000,000 restricted stock units (equivalent to 4,000,000 shares of the Common Stock. The restricted stock units vest only in the event of a change of control of the Company or if the Company achieves in excess of $1 billion in accumulated total gross revenues during the period beginning on March 9, 2020 and ending on October 31, 2023.

On December 8 and 9, 2020, Patel purchased an aggregate of 105,710 shares of the Common Stock, with the per-share price ranging from $0.40 to $0.8776. On December 8, 2020, Mosser purchased an aggregate of 47,428 shares of the Common Stock, with the per-share price ranging from $0.45 to $0.8776.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by each Reporting Person is based on 277,282,630 shares of the Common Stock issued and outstanding as of December 21, 2020, plus the 300,000,000 shares of the Common Stock issuable upon conversion of the Series A Preferred Stock.

(A)	KH

a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 87.31%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	KH has not effected any transactions in Common Stock during the past 60 days.

(B)	Nirajkumar Patel

a.	Aggregate number of shares beneficially owned: 504,305,210

Percentage: 87.36%

b.	Sole power to vote or direct vote: 305,210

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 305,210

Shared power to dispose or to direct disposition: 504,000,000

c.	Patel has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment No. 2.

(C)	Eric Mosser

a.	Aggregate number of shares beneficially owned: 504,247,428

Percentage: 87.35%

b.	Sole power to vote or direct vote: 247,428

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 247,428

Shared power to dispose or to direct disposition: 504,000,000

c.	Mosser has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Amendment No. 2, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: December 21, 2020	KAIVAL HOLDINGS, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Kaival Brands Innovations Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 21, 2020	KAIVAL HOLDINGS, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser